EXHIBIT 99.1

June 21, 2024

Sandstorm Gold Royalties Announces Voting Results from 2024 Annual Shareholder Meeting

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide the voting results from the Company’s Annual General Meeting of Shareholders (the “Meeting”). The Meeting was held today, June 21st in Vancouver, British Columbia at which 68% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little, Vera Kobalia, and Elif Levesque. Detailed results of the vote for directors are set out below:

Election of Directors	Votes For	% For	Votes Withheld	% Withheld
Nolan Watson	166,238,269	99.33%	1,116,042	0.67%
David Awram	157,393,020	94.05%	9,961,291	5.95%
David E. De Witt	158,190,068	94.52%	9,164,243	5.48%
Andrew T. Swarthout	160,558,585	95.94%	6,795,726	4.06%
John P.A. Budreski	151,929,533	90.78%	15,424,778	9.22%
Mary L. Little	155,216,048	92.75%	12,138,263	7.25%
Vera Kobalia	163,749,260	97.85%	3,605,051	2.15%
Elif Levesque	157,588,991	94.16%	9,765,320	5.84%

Detailed voting results for all matters considered at the Meeting will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Mark Klausen
President & CEO	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.